UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Forma Therapeutics Holdings, Inc.

(Name of Subject Company)

Forma Therapeutics Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34633R104

(CUSIP Number of Class of Securities)

Frank D. Lee

President & Chief Executive Officer

Forma Therapeutics Holdings, Inc

300 North Beacon Street

Suite 501

Watertown, Massachusetts 02472

(617) 679-1970

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

William D. Collins, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Forma Therapeutics Holdings, Inc., a Delaware corporation (“Forma”), with the Securities and Exchange Commission (the “SEC”) on September 15, 2022, relating to the tender offer by NNUS New Dev, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Forma for a purchase price of $20.00 per Share in cash, to be paid to the seller without interest thereon and subject to reduction for any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Novo and Purchaser with the SEC on September 15, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Novo and Purchaser with the SEC on September 15, 2022 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in their entirety the paragraphs under the heading “—Regulatory Approvals” on page 39 of this Schedule 14D-9:

“Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer.

Each of Novo and Forma filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m. Eastern Time on September 27, 2022. Accordingly, the Offer Condition requiring that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining Offer Conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2022

FORMA THERAPEUTICS, INC.

By:	/s/ Frank D. Lee
Name: Frank D. Lee
Title: President and Chief Executive Officer